1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

February 21, 2020

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,247

Dear Ms. O’Neal-Johnson:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,247 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares J.P. Morgan USD Emerging Market Bond ETF and iShares Core International Aggregate Bond ETF, each a series of the Trust (each a “Fund”).

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on February 3, 2020. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter and each comment applies to both Funds unless the comment indicates otherwise.

Comment 1:	Please disclose the number of bonds in the underlying index or an expected range of bonds in the index.

Response:	Each Fund respectfully notes that the number of component securities is listed in the Fund’s Statement of Additional Information in the section entitled “Construction and Maintenance of the Underlying Indexes.”

Comment 2:	For iShares J.P. Morgan USD Emerging Market Bond ETF, please add disclosure that the Fund may invest in “junk bonds.”

Securities and Exchange Commission

February 21, 2020

Response:	The Fund has added disclosure to that effect.

Comment 3:	Consistent with ADI 2019-08, please order the summary of principal risks based on those risks that that are reasonably likely to adversely affect the Fund’s net asset value, yield, and total return.

Response:	The Trust is reviewing the guidance from the Division of Investment Management internally. Additionally, the Trust respectfully notes the following language currently in the sections entitled “Fund Overview - Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”:

“The order of the below risk factors does not indicate the significance of any particular risk factor.”

Comment 4:	For iShares Core International Aggregate Bond ETF, please confirm to the Staff the percentage of issuers located outside of the U.S.

Response:	The Trust represents that approximately 97% of the market value of bonds in the Underlying Index is represented by bonds that were issued outside of the U.S. or by non-U.S. issuers.

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Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre

Nadia Persaud

Anne Choe

Michael Gung

George Rafal

Jamie Hahn